SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

REINHOLD INDUSTRIES, INC.

(Name of Subject Company (Issuer))

REINHOLD ACQUISITION CORP.
REINHOLD HOLDINGS, INC.
RESOLUTE FUND PARTNERS, LLC
THE RESOLUTE FUND, L.P.
THE RESOLUTE FUND NETHERLANDS PV I, L.P.
THE RESOLUTE FUND NETHERLANDS PV II, L.P.
THE RESOLUTE FUND SINGAPORE PV, L.P.
THE RESOLUTE FUND NQP, L.P.
THE JORDAN COMPANY, L.P.

(Names of Filing Persons (Offerors))

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

75935A 10 9

(CUSIP Number of Class of Securities)

Jonathan F. Boucher
Reinhold Acquisition Corp.
c/o The Jordan Company, L.P.
767 Fifth Avenue
New York, NY 10153
Telephone: (212) 572-0800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
James B. Carlson
Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019
Telephone: (212) 506-2500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$41,322,413	$4,421.50

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’). The calculation of the transaction value assumes the purchase of (i) 3,292,105 outstanding shares of Class A common stock of Reinhold Industries, Inc., a Delaware corporation (the ‘‘Company’’) and (ii) 13,688 shares of Class A common stock reserved for deferred issuance pursuant to the Company’s Directors’ Deferred Stock Plan, each at an offer price of $12.50 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, is equal to $107 per $1,000,000 of the value of the transaction.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,421.50
Form or Registration No:	Schedule TO
Filing Party:	Reinhold Acquisition Corp.
Reinhold Holdings, Inc.
Resolute Fund Partners, LLC
The Resolute Fund, L.P.
The Resolute Fund Netherlands PV I, L.P.
The Resolute Fund Netherlands PV II, L.P.
The Resolute Fund Singapore PV, L.P.
The Resolute Fund NQP, L.P.
Date Filed:	November 9, 2006

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    third-party tender offer subject to Rule 14d-1.

    issuer tender offer subject to Rule 13e-4.

    going-private transaction subject to Rule 13e-3.

    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. □

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the ‘‘Schedule TO’’) filed initially with the Securities and Exchange Commission on November 9, 2006 by Reinhold Holdings, Inc., a Delaware corporation (‘‘Parent’’), Reinhold Acquisition Corp., a Delaware corporation (‘‘Purchaser’’) and wholly-owned subsidiary of Parent, and certain other filing persons, as amended by Amendment No. 1 filed on November 22, 2006. The Schedule TO and this Amendment No. 2 relate to the tender offer (the ‘‘Offer’’) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the ‘‘Company Common Stock’’), of Reinhold Industries, Inc., a Delaware corporation (the ‘‘Company’’), at a price per share of Company Common Stock equal to $12.50 (the ‘‘Offer Price’’), net to the seller in cash, less any required withholding of taxes and without the payment of any interest.

The terms and conditions of the offer are described in the Offer to Purchase dated November 9, 2006 (the ‘‘Offer to Purchase’’), a copy of which was filed as Exhibit (a)(1)(i) to the Schedule TO, and the related Letter of Transmittal and instructions thereto, a copy of which was filed as Exhibit (a)(1)(ii) to the Schedule TO (which, as they may be amended or supplemented from time to time, together constitute the ‘‘Offer’’). Terms used but not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.

Item 1-9, and Item 11.

Items 1-9 and Item 11 of the Schedule TO are hereby amended and supplemented to include the following:

The initial offering period expired at 12:00 midnight, New York City time, on December 8, 2006. On December 11, 2006, the Company and Purchaser issued a joint press release announcing that based on preliminary information from the depositary for the tender offer, as of the close of business on December 8, 2006, 2,381,567 shares of Common Stock had been validly tendered into the offer, which represents approximately 72% of the outstanding Common Stock, thereby satisfying the tender offer condition that at least 51% of the total voting power of the outstanding securities of the Company be tendered. Subsequently, the depositary informed Purchaser that an additional 26 shares of Common Stock had been tendered as of midnight on December 8, 2006, for an aggregate total of 2,381,593 shares, representing approximately 72% of the outstanding Common Stock. Purchaser has accepted for payment all shares validly tendered and not withdrawn. The Company’s stockholders who validly tendered prior to the expiration of the offer and whose shares were not properly withdrawn will promptly receive the offer price of $12.50 per share in cash, less any required withholding of taxes and without the payment of interest.

Purchaser also announced that it will provide a subsequent offering period pursuant to Rule 14d-11 of the Securities Exchange Act of 1934, which will commence at 9:00 a.m. EST on December 11, 2006 and expire at 12:00 midnight EST on the earlier of (1) the date as of which shares of Common Stock validly tendered and not withdrawn, together with all shares of Common Stock then owned by Purchaser, represent at least 90% of the outstanding Common Stock and (2) Tuesday, January 9, 2006. The Company’s stockholders who have not yet tendered their shares may do so at any time prior to the expiration of the subsequent offering period. All shares properly tendered during the subsequent offering period will be accepted, and tendering stockholders will be paid $12.50 per share in cash promptly following acceptance, less any required withholding of taxes and without the payment of interest. No shares tendered in the subsequent offering period may be withdrawn after tender.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

Exhibit Number	Description
(a)(5)(iii)	Joint Press release issued by the Company and Purchaser on December 11, 2006.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REINHOLD ACQUISITION CORP.
By: /s/ Jonathan F. Boucher By: Jonathan F. Boucher Title: President
REINHOLD HOLDINGS, INC.
By: /s/ Jonathan F. Boucher By: Jonathan F. Boucher Title: President
THE RESOLUTE FUND, L.P.
THE RESOLUTE FUND NETHERLANDS PV I, L.P.
THE RESOLUTE FUND NETHERLANDS PV II, L.P.
THE RESOLUTE FUND SINGAPORE PV, L.P.
THE RESOLUTE FUND NQP, L.P.
By: RESOLUTE FUND PARTNERS, LLC, as the general partner
By: /s/ Jonathan F. Boucher By: Jonathan F. Boucher Title: Managing Principal
RESOLUTE FUND PARTNERS, LLC
By: /s/ Jonathan F. Boucher By: Jonathan F. Boucher Title: Managing Principal
THE JORDAN COMPANY, L.P.
By: THE JORDAN COMPANY GP, LLC, its general partner
By: /s/ Jonathan F. Boucher By: Jonathan F. Boucher Title: Authorized Member

Dated: December 11, 2006.